EXHIBIT 3
                                                                      ---------


MANAGEMENT'S DISCUSSION AND ANALYSIS


The following discussion of financial condition and results of operations was prepared as of February 22, 2007 and should be read in conjunction with the Consolidated Financial Statements and Notes thereto. It offers Management's analysis of the financial and operating results of Western Oil Sands Inc. ("Western") and contains certain forward-looking statements relating, but not limited, to our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "estimate", "expect", "potential", "could", or similar words suggesting future outcomes. We caution readers and prospective investors of the Company's securities to not place undue reliance on forward-looking information as by its nature, it is based on current expectations regarding future events that involve a number of assumptions, inherent risks and uncertainties, which could cause actual results to differ materially from those anticipated by Western. These risks include, but are not limited to, risks of commodity prices in the marketplace for crude oil and natural gas; risks associated with the extraction, treatment and upgrading of mineable oil sands deposits; size and scope of expansions; risks surrounding the level and timing of capital expenditures required to fulfill the Project's growth strategy; risks of financing these growth initiatives at commercially attractive levels; risks of being unable to participate in expansion and corresponding loss of voting rights in the Athabasca Oil Sands Project ("AOSP"); risks relating to the execution of the Project's optimization strategy; risks involving the uncertainty of estimates involved in the reserve and resource estimation process and ore body configuration/geometry, uncertainty in the assessment of asset retirement obligations, uncertainty in the estimation of future income taxes, uncertainty in the estimation of stock-based compensation and employee future benefits and uncertainty in treatment of capital for royalty purposes; risks surrounding health, safety and environmental matters; risk of foreign exchange rate fluctuations; risks and uncertainties associated with securing the necessary regulatory approvals for expansion initiatives; risks surrounding major interruptions in operational performance together with any associated insurance proceedings thereto; and risks associated with identifying, negotiating and completing our other business development activities, both those that relate to oil sands activities and those that do not, either domestically or abroad. Risks associated with our international initiatives include, but are not limited to, political and economic conditions in the countries in which we intend to operate, risks associated with acts of insurgency or terrorism, changes in market conditions, political risks, including changes in law or government policy, the risks associated with negotiating with foreign governments and risks generally associated with international activity.

      For additional information relating to the risks and uncertainties facing Western, refer to Western's Annual Information Form for the year ended December 31, 2006 which is available on SEDAR at www.sedar.com.


OVERVIEW

Western Oil Sands Inc. ("Western") is a Canadian corporation whose vision is to create shareholder value through the opportunity capture and development of large, world-class hydrocarbon resources. Western's primary asset is its 20 per cent undivided interest in the Athabasca Oil Sands Project ("AOSP"). Shell Canada Limited ("Shell") and Chevron Canada Limited ("Chevron") are the other Joint Venture Owners, holding a 60 per cent and 20 per cent interest, respectively. The Joint Venture's strategy is to exploit the mining and in-situ recoverable bitumen reserves and resources found in oil sands deposits located in the Athabasca region of Alberta. The initial Joint Venture asset is a mining and extraction operation (the Muskeg River Mine) on the west side of Lease 13, 70 kilometres north of Fort McMurray, together with associated upgrading infrastructure (the Scotford Upgrader) northeast of Edmonton, Alberta. Current operations, with the assistance of certain third-party facilities, including a 493 kilometre pipeline connecting the Mine and the Upgrader, use established processes to mine oil sands deposits, extract and upgrade the bitumen into two streams of synthetic crude oil, namely Premium Albian Synthetic ("PAS") and Albian Heavy Synthetic ("AHS"), and vacuum gas oil ("VGO"). VGO is sold to Shell under a long-term contract for use in its adjacent refinery. In the second quarter of 2006, the first full plant turnaround was successfully executed. Following the turnaround, production levels returned to the record levels established during the last quarter of 2005. Production optimization initiatives are planned to continue on the base Project, with the objective of achieving production volumes of approximately 200,000 barrels per day (40,000 barrels per day net to Western) by 2009. In terms of the base Project, reliability and availability of the existing AOSP facilities will continue to be a key focus for the Joint Venture.

      During 2006 and in years prior, Western and the other Joint Venture Owners devoted considerable time, effort and commitment of capital in planning and completing the early stage execution of Expansion 1 of the AOSP. This work culminated in Western, and the Joint Venture Owners, sanctioning Expansion 1 in the fourth quarter of 2006. Expansion 1 is a 100,000 barrel per day (20,000 barrels net to Western) fully integrated expansion of the existing AOSP facilities, with new oil sands mining operations on Lease 13 and associated additional bitumen upgrading at the Scotford Upgrader. It also includes the construction of common upstream infrastructure that will be sized to support future mining expansions, consistent with the recent announcements from the Joint Venture that regulatory applications will be filed to seek approval to produce up to 770,000 barrels per day from Expansions3 through5. Construction of a new 42-inch Corridor Pipeline connecting Fort McMurray to Edmonton also began in 2006. This new pipeline will facilitate the movement of up to 1,000,000 barrels per day of production when fully complete.

      Also during 2006, Western made noteworthy progress with respect to its in-situ development initiative which represents an exciting new opportunity for Western to create additional shareholder value. It is estimated that 80 per cent of the bitumen resources in Alberta are in-situ in nature and currently too deep to mine through surface mining techniques. In August 2006, Western announced its decision to participate to its 20 per cent interest in the Chevron-operated Ells River Project in the Athabasca region which has potential for in-situ development. The Ells River Project is located on approximately 75,000 gross acres of property purchased by Chevron in 2005 and 2006. Chevron has assembled a technical team that is dedicated to feasibility and other technical evaluations going forward. Chevron has planned a significant core hole evaluation drilling program over the winter of 2007 to assess the potential of these leases. In addition, Western expanded its acreage position in the Athabasca region and will operate its own in-situ project which covers approximately 21,000 gross acres, approximately 14,000 acres net to Western. Early stage planning for Western's in-situ leases is underway and this includes a core hole evaluation drilling program of approximately 19 wells during the 2007 winter drilling season.

      Western announced during 2006 that it is independently evaluating alternative downstream solutions beyond Western's involvement in the fully integrated operation of AOSP Expansion 1, with the goal of improving product yields and sales price realizations at a lower capital intensity than current configurations. To meet these goals, Western is committed to a long-term strategy which involves commercially-attractive, cost-effective, downstream integration for upgrading bitumen into light synthetic crude oil products anticipated to be produced from Western's extensive and emerging mining and in-situ resources.

      In addition to these key initiatives, Western, through its wholly-owned subsidiary, WesternZagros Limited ("WesternZagros"), negotiated the initial form of an Exploration and Production Sharing Agreement ("EPSA") with the Kurdistan Regional Government ("), subject to finalization of key terms and ratification by the KRGto comply with expected federal legislation. The EPSA provided for the exploration of conventional oil and gas in the Federal Region of Kurdistan in northern Iraq. WesternZagros continues to work towards ratification of an EPSA with the KRG which is expected to include the finalization of terms including its contract area and the corresponding work program commitments.

      Commodity prices continued to hover at or near record levels during most of 2006 and, consequently, Western achieved near-record cash flow, despite the 56-day turnaround in the second quarter of 2006. As a result, Western's financial position has substantially improved as it embarks on Expansion 1 of the AOSP. Noteworthy operating and financial achievements during 2006 include:

      o Fourth quarter production averaged 35,515 barrels per day net to Western, comparable to the record production of 35,600 barrels per day achieved in the fourth quarter of 2005;

      o Annual production averaged 27,500 barrels per day net to Western, despite the two-month production interruption due to the full turnaround at the Mine and Upgrader in the second quarter;

      o Near-record annual cash flow from operations of $228.4 million, with record quarterly cash flow from operations of $110.5million in the third quarter;

      o Capital expenditures of $301.3 million which were funded primarily through cash flow from operations supplemented by a modest increase in Western's Revolving Credit Facility;

      o Proved and probable reserves increased 86 per cent from the prior year to 577 million barrels and a best estimate of contingent resources of 891 million barrels;

      o The lands associated with Western's proved and probable reserves represent only approximately 11 per cent of the more than 69,000 net acres in which Western has the right to participate;

      o The permit application for the Muskeg River Mine expansion was approved in December 2006;

      o Environmentally, the Muskeg River Mine remains the only oil sands mining operating to have achieved the internationally recognized ISO 14001 certification; and

      o Over 12 million plus exposure hours recorded in 2006 within the AOSP resulted in only a relatively minor lost time incident and the recordable injury frequency rate improved significantly following the turnaround.


EXPANSION 1

During the fourth quarter of 2006, Western, along with the other Joint Venture Owners, announced its approval of Expansion 1 of the AOSP. Expansion 1 is a 100,000 barrel per day (20,000 barrels per day net to Western) fully integrated expansion of the existing AOSP facilities, with new oil sands mining operations on the east side of Lease 13, an expansion of the extraction facilities at the Muskeg River Mine and an expansion of the existing Upgrader located near Edmonton. The capital cost estimate for Expansion 1 is approximately $11.2 billion ($2.2billion net to Western). Of the $11.2 billion estimate, approximately 75 per cent is allocated for the actual costs of components and construction labour, 20 per cent represents owners' costs and contingencies, with the remaining five per cent representing the conversion of the total capital cost to money-of-the-day prices. Mine production is scheduled to begin in late 2009 with Upgrader production beginning in late 2010.

      As at the end of December 2006, expenditures of $225.6 million related to Expansion 1 were capitalized on Western's balance sheet. In order to proceed with its planned schedule, the Project committed to major long lead time equipment and also incurred other pre-construction expenditures in 2006. Western has budgeted capital expenditures of $555 million for its share of Expansion 1 for 2007. For Expansion 1, construction efforts to date have focused on utilities work relating to the construction of permanent camp facilities, piling and foundation activities for many of the key components including the primary separation cell and de-aerator area and construction of potable water and sewage treatment plants. One of the key cost saving strategies in the construction of the facilities is the fabrication of many modules off-site. Efforts in this regard are proceeding as planned with over 600 modules earmarked for such construction. To date, the Project has secured the necessary skilled labour required for an operation of this nature. Approximately 2,000 full-time equivalent individuals, representing a combination of construction contractors and employees of the engineering, procurement and construction management contractors, are currently working on this major initiative on behalf of the Joint Venture. This workforce is expected to increase substantially as the Project moves into full construction over the next several years.


RESERVES, RESOURCES AND LAND

Under the terms of the Joint Venture Agreement for the AOSP, Western and the other Joint Venture Owners have in place a Participation and Area of Mutual Interest Agreement ("AMI"). The AMI stipulates that the Joint Venture Owners have rights to participate in any additional leases that are acquired by any one of the Owners in the Athabasca region.

      Within the Project, Western has the following: proved and probable reserves which are associated with the existing operations at the Muskeg River Mine; proved and probable reserves associated with Expansion 1 of the AOSP; resources on lands within the Joint Venture that have been evaluated; and, finally, undeveloped lands which have been acquired by all three Owners during the past few years which are included under the terms of the AMI and are subject to evaluation for possible future development.


Reserves

GLJ Petroleum Consultants Ltd. ("GLJ"), in its report dated February 7, 2007, independently estimated the proved and probable reserves on the total of the west side of Lease 13, which is the current Muskeg River Mine, and the east side of Lease 13 which comprises Expansion 1. All combined, there are 2.9 billion barrels (577 million barrels Western working interest) of proved and probable reserves associated with the current Muskeg River Mine and the new
Jackpine Mine. (Expansion 1). Based on GLJ's forecasted AOSP's undiluted bitumen production rate of 175,000 barrels per day for 2007, the proved plus probable reserves have a reserve life index of 44 years. Western anticipates substantial future reserve additions as the AOSP Joint Venture moves through the gating process for the upcoming phases of additional mining expansions of the AOSP, in addition to potential reserves associated with the in-situ projects that Western and Chevron are pursuing. Resources from future mining expansions will be booked as reserves when the expansions phases are permitted, funding is approved and certain stipulations pursuant to the Joint Venture Agreement are satisfied.

      The table below summarizes the Project's reserves and Western's share of those proved and probable reserves as at December 31, 2006 on a synthetic crude oil basis utilizing GLJ's forecast of prices and costs. Synthetic crude oil is dry bitumen, uplifted by two per cent for proved reserves and three per cent for probable reserves as a result of the hydrocracking/hydrotreating process. The following information relating to Western's reserves and present values of estimated future net cash flow constitutes forward-looking statements as it is based on assumptions relating to, among others, volumes of oil in place, recoverability of bitumen, production rates, royalty rates, operating and development costs, capital expenditures, commodity prices and foreign exchange rates. For a description of the risks and uncertainties facing Western that could impact the volume and value of the reserves reported below, see "Outlook for 2007" and "Risk and Success Factors Relating to Western" and, additionally, the "Risks and Uncertainties" contained in Western's Annual Information Form for the year ended December 31, 2006.

RESERVES SUMMARY

                                                    Working                  Working Interest
                               Gross    Working    Interest         Present Values of Estimated Future
                             Project   Interest   Net After          Net Cash Flow Before Income Taxes
----------------------------------------------------------------------------------------------------------

                            Reserves   Reserves     Royalty          0%        10%         15%         20%
----------------------------------------------------------------------------------------------------------
                            (mmbbls)   (mmbbls)    (mmbbls)                    ($ millions)
Proved                         2,479        496         454      12,663      2,957       1,613         913
Probable                         405         81          71       3,554        911         607         452
----------------------------------------------------------------------------------------------------------
Proved Plus Probable           2,884        577         525      16,217      3,868       2,220       1,365
==========================================================================================================

RESERVES RECONCILIATION (WORKING INTEREST)

                                                                                              Proved Plus
                                                                                        Proved    Probable
-----------------------------------------------------------------------------------------------------------
                                                                                       (mmbbls)    (mmbbls)
December 31, 2005                                                                          195         310
Production                                                                                 (10)        (10)
Revisions                                                                                    1           2
Muskeg River Mine Expansion                                                                 90           7
AOSP Expansion 1 Addition                                                                  220         268
-----------------------------------------------------------------------------------------------------------
December 31, 2006                                                                          496         577
===========================================================================================================


Resources

Within the AOSP, several leases have been formally evaluated for resource potential including Leases 88, 89, 90, 9 and the remainder of Lease 13. Western will disclose resource potential on a per project basis rather than lease by lease, as the mine plans straddle lease boundaries and contingent resources are related to a specific mine plan. Disclosure in this manner will also create alignment with regulatory permits and proposed mine plans.

      In respect of an ongoing delineation drilling program on Leases 88, 89, 90, 9 and the remainder of Lease13, Western engaged Norwest Corporation ("Norwest") to prepare volumetric estimates of recoverable bitumen associated with mining pits. GLJ used these geological and mining assessments to determine contingent resources. Lease 17 was not included in the determination of any future mine plans as insufficient core hole drilling was conducted on this lease during last year's winter drilling season to fully assess its resource potential.

      As per the Canadian Oil and Gas Evaluation Handbook ("COGEH"), contingent resources are those quantities of oil and gas estimated on a given date to be potentially recoverable from known accumulations but are not currently economic. GLJ has categorized the potentially recoverable resources as contingent in view of ownership, regulatory applications and owner commitment issues and not as a result of current economics. Western believes these contingent resources will be economic to develop in the future. Over time, with additional project development and financial commitment, Western would expect these contingent resources to be converted to reserves.

      Western has an enviable land position and asset base. Currently, regulatory upstream approvals allow for 470,000 barrels of bitumen per day to be extracted from a combination of the Muskeg River Mine and the Jackpine Mine. This permitting capacity would allow significant expansions of the AOSP. Future evaluation drilling will be conducted to delineate the resource potential on other leases. In advance of this, Shell intends to file regulatory applications that would add an incremental 300,000 barrels per day of mining permitting capacity, bringing the total to 770,000 barrels per day. At this level, sufficient approvals would be in place to advance AOSP Expansions 3 through 5. These plans would take Western's share of production to 154,000 barrels per day from mining expansions alone. These volumes do not include any resource potential for expansions beyond Expansion5 which could potentially occur on leases that have not yet been evaluated. The transition and disclosure from acreage to resources, and ultimately reserves, will evolve over time as the Joint Venture Owners continue to drill and sanction expansions of the AOSP.

      The best case estimate for contingent resources (in addition to the reserves discussed above) on a total AOSP Joint Venture basis exceeds 4.4 billion barrels of which Western's share would be 891 million barrels. All contingent resources are reported on a synthetic crude oil basis. This data was based on several key assumptions in order to calculate contingent resources, namely, minimum bitumen by weight of seven per cent to total weight, minimum mining thickness of three metres and a range of total volume to bitumen in place ("TV:BIP") of 12:1, consistent with regulated operating criteria, and up to a TV:BIP ratio of 16:1 as a high estimate. The upgrading yield assumptions are consistent with the reserve estimate.

      The following table summarizes the reserves and contingent resources associated with Western's interest in the AOSP:

WESTERN'S SHARE OF MINEABLE SYNTHETIC CRUDE OIL VOLUMES (mmbbls)
                                                                                        P + P Reserves Plus
                                  Contingent Resources (1)            Reserves         Contingent Resources
-----------------------------------------------------------------------------------------------------------
                                                                       Proved Plus
Project Areas                    Low       Best        High     Proved    Probable        Best        High
-----------------------------------------------------------------------------------------------------------
Muskeg River Mine (2)            188        228         291         275        309         537         600
Jackpine (3)                     314        458         645         220        268         726         913
Pierre River (4)(5)              102        205         306           -          -         205         306
-----------------------------------------------------------------------------------------------------------
Total                            604        891       1,242         495        577       1,468       1,819
===========================================================================================================

(1) Contingent resources have been evaluated for Leases 13, 88, 89, 90 and 9. Categories of Low, Best and High are used as recommended in the COGEH.

(2) Includes the west side of Lease 13, 90 and Sharkbite areas. Reserve status has been assigned only to the west side of Lease 13.

(3) Includes the east side of Lease 13 and Leases 88 and 89 and represents Expansions 1 through 3. Reserve status has only been assigned to part of the east side of Lease 13.

(4) Includes volumes only for Lease 9. Lease 17 was not included in this determination as core hole drilling to assess resource potential continues on this lease.

(5)   Represents Expansions 4 and 5.

      In addition to the above, Western's view is that the Ells River Project could contain resources (with pay thickness of greater than 18 metres) suitable for in-situ development in excess of 7.4 billion barrels of original oil in place (approximately 1.5 billion barrels net to Western). Based on this estimate, production from the Ells River Project, combined with volumes from Western's in-situ project (in which the Company holds an average 64 per cent land interest), could support production in excess of 50,000 barrels per day net to Western. These in-situ volumes, together with production associated with the recently announced future mineable expansions, would increase Western's total bitumen production to more than 200,000 barrels per day within the next 15 to 20 years.

      An extensive winter core hole drilling program is continuing over the next several years on the Muskeg River Mine, Jackpine Mine and Pierre River Mine areas as well as on the Ells River Project and Western's in-situ lands. Western would anticipate that as drilling progresses, discovered resources will be identified, and that contingent resource volumes will continue to be amended as delineation drilling extends onto previously sparsely drilled leases. In addition, as Western continues to participate in expansion opportunities, potential future development of these project areas will provide for substantial growth opportunities in our proved and probable reserve base.


Unevaluated Land

The current land position assembled by all Joint Venture Owners approximates 300,000 acres (69,000 acres net to Western). Of this total, approximately 68 per cent represents mineable leases, with the remaining 32 per cent considered prospective for in-situ development. Only a fraction of Western's undeveloped land position has been evaluated. The lands associated with Western's proved and probable reserves represent approximately 11 per cent of the more than 69,000 net acres of total undeveloped land in which Western has the right to participate. As delineation of these lands continues, Western expects its reported resources and reserves to increase and will be updated accordingly.

      During 2006, Western and Chevron acquired additional leases in the Athabasca region of northern Alberta. These leases are included under the terms of the AMI. Chevron acquired five in-situ leases, namely Leases 348, 349, 350, 673 and 675, located approximately 50 kilometres northwest of Fort McMurray and comprise approximately 75,000 acres (15,000 acres net to Western). Western exercised its right to participate in the Chevron in-situ leases in August 2006 and provided a payment for its pro rata share of the lease acquisition costs. Chevron has communicated that these leases have potential to produce approximately 100,000 barrels per day (20,000 barrels net to Western). Chevron, a world leader with respect to heavy oil development, has assembled a dedicated team to explore and assess this opportunity.

      In terms of Western's in-situ land position, Leases 442 and 472 were acquired in 2006. Taken together with Lease 353, which was acquired in 2005, Western's operated land position has grown to over 21,000 acres (approximately 14,000 acres net to Western). Western holds an average 64 per cent working interest in these in-situ lands. Pursuant to the AMI, the other Joint Venture Owners elected to participate in Lease 353 to a 20 per cent interest, with one other Joint Venture Owner electing to participate in Leases 442 and 472. The participating owners have provided payment for their share of lease acquisition costs to secure their respective working interests.

      Western also has the right to participate in the development of the leases acquired by Shell until 2009 for future mining expansions of the AOSP. The leases could potentially be developed as an extension to the the AOSP's continuous construction expansion strategy.

      The exploration and development of this significant land base, both mineable and in-situ, could involve a substantial and material capital commitment by Western to continue to grow its land position and capture opportunities to add resources. Assessments regarding our involvement will always be made in the context of maintaining the integrity of our financial position and creating shareholder value. To manage this growing land position and evaluate potential opportunities, we expanded our organizational capabilities in 2006, particularly in the area of heavy oil development with key management appointments, including Mr. Graig Ritchie as Vice President, Oil Sands and Mr. Matt Swartout as Senior Drilling Manager.



OPERATING RESULTS

Fiscal 2006 represents the third full year of commercial operations for Western. The Project's original nameplate productive capacity was 155,000 barrels per calendar day. As a result of successful and ongoing production optimization initiatives at both the Mine and Upgrader, the Project has increased the calendar day average production to a range of 165,000 to 175,000 barrels per day in recent quarters, with a near-term goal of increasing production to approximately 200,000 barrels per day by 2009. For short-term intervals the mine has achieved production rates in excess of 215,000 barrels per day. During the second quarter of 2006, operations were impacted by the first full plant turnaround which extended to a 56-day period. The turnaround schedule was longer than anticipated because it was determined that additional maintenance and repair work was required in order to remove large amounts of coke from the reactor vessels at the Upgrader. With efforts focused on
increasing  the  reliability  of  the  base  Project,   consistent  and  stable
operations should follow which, in turn, optimizes the efficiency of these major facilities. Full turnarounds are expected to be required on a three to four year cycle.

HIGHLIGHTS

                                                                      2006          2005             2004
---------------------------------------------------------------------------------------------------------
Operating Data (bbls/d)
   Bitumen Production                                               27,500        31,994           27,108
   Synthetic Crude Sales                                            37,326        42,534           36,210
   Operating Expense per Processed Barrel ($/bbl) (1)                28.38         22.06(9)         21.17
---------------------------------------------------------------------------------------------------------
Financial Data ($ thousands, except as indicated)

   Gross Revenue                                                   983,560       910,330          636,911
   Realized Crude Oil Sales Price - Oil Sands ($/bbl) (1)(2)         60.51         49.91            34.60
   Cash Flow from Operations (1)(3)                                228,449       244,231           23,044
   Cash Flow per Share - Basic ($/Share) (1)(4)                       1.42          1.52             0.15
   Net Earnings Attributable to Common Shareholders (6)             63,370       149,449           19,452
   Net Earnings per Share ($/Share)
      Basic                                                           0.39          0.93             0.12
      Diluted                                                         0.39          0.92             0.12
   EBITDAX (1)(5)                                                  276,916       307,008           87,587
   Net Capital Expenditures (7)                                    301,273        46,833           39,968
   Total Assets                                                  1,794,159     1,590,520        1,470,870
   Long-term Debt                                                  601,385       565,655          662,620
   Long-term Financial Liabilities (8)                             723,174       706,880          716,094
   Weighted Average Shares Outstanding - Basic (Shares)        160,991,406   160,169,887      156,926,514
=========================================================================================================

(1)   Please refer to page 56 for a discussion of Non-GAAP financial measures.

(2) The realized crude oil sales price is the revenue derived from the sale of Western's share of the Project's synthetic crude oil, net of the risk management activities, divided by the corresponding volume. Please refer to page 35 for calculation.

(3) Cash flow from operations is expressed before changes in non-cash working capital.

(4) Cash flow per share is calculated as cash flow from operations divided by weighted average common shares outstanding, basic.

(5) Earnings before interest, taxes, depreciation, depletion, amortization, stock-based compensation, accretion on asset retirement obligation, foreign exchange and risk management as calculated on page 43.

(6) Western has not paid cash dividends in any of the above referenced fiscal years.

(7) Net capital expenditures are capital expenditures net of any insurance proceeds received during the period.

(8) Long-term financial liabilities includes long-term debt, option premium liability and lease obligations.

(9) Operating costs per processed barrel for 2006 were $24.50, net of turnaround costs of $3.88 per processed barrel.


FINANCIAL PERFORMANCE

Revenue

Western achieved record gross crude oil sales revenue of $983.6 million in fiscal 2006 compared to $910.3 million in 2005, including $825.4 million (2005
- $777.9 million) from proprietary production at an average realized price of $60.51 per barrel (2005 - $49.91 per barrel). Record sales revenues were achieved largely due to a 21 per cent increase in Western's realized crude oil price as a result of the continued strength in world crude oil prices partially offset by a 14 per cent decrease in bitumen production due to the full planned plant turnaround and repair of a conveyor belt during the year. During 2006, Western had no proprietary barrels subject to financial hedge instruments and, consequently, enjoyed the full appreciation of the underlying 21 per cent increase in West Texas Intermediate ("WTI") light sweet crude oil through our synthetic crude oil sales. A careful and deliberate decision was made to not hedge any barrels in 2006 as the capital expenditures were not large relative to the capital spending profile in subsequent years. In 2005, gross revenues were reduced by $110.4 million due to out-of-the-money fixed priced swap contracts on a portion of Western's proprietary production and, as a result, Western's crude oil price realization was reduced by $7.11 per barrel.

      Western's crude oil sales were subject to an overall quality differential of $12.82 per barrel (2005 - $12.27 per barrel) off of the Edmonton PAR benchmark crude oil price of $73.33 per barrel in 2006. The quality differential has increased marginally from the prior year due to a heavier than normal sales mix associated with the period prior to, and immediately following, the full plant turnaround. During this period, the Upgrader was not running at optimal conversion rates resulting in a heavier blend of synthetic crude oil. This was offset by a general narrowing of the heavy crude oil differential during 2006 which helped maintain higher oil sands revenues and realized synthetic crude oil sales prices. The heavy crude oil differential averaged 35 per cent of WTI prices, or $22.58 per barrel in 2006 compared to 39 per cent or $21.83 per barrel in 2005. Western has generally observed a narrowing of the heavy oil differential over the last year thought to be due to in part by crude oil pipeline reversals enabling western Canadian heavy oil producers to ship to additional markets in the Midwest and Gulf Coast regions of the United States. Increasingly, refineries in the United States are purchasing additional heavy crude oil to capture the value inherent in the differential by processing heavy oil into higher-valued refined products such as gasoline, diesel and jet fuel. As the graph on page 32 indicates and notwithstanding the above, Western's realized prices remain closely correlated to underlying movements in WTI. During 2006, Western experienced its highest price realizations since production start-up primarily due to the factors outlined above as well as a marked improvement in the reliability of the plant which, when the plant turnaround is excluded, allowed the Project to produce a lighter overall sales mix through better conversion of bitumen into light synthetic crude oil at the Upgrader.

      With the objective of providing greater cash flow certainty for the years of significant capital expenditures, Western executed an extensive hedging program covering 2007 to 2009, with entirely different hedging products or derivative instruments employed for this program. Western implemented a pay-collar strategy, whereby a series of put and call options were both bought and sold to establish a floor price for a portion of planned production, with a corresponding ceiling that Western would receive on a similar but smaller number of barrels. The range of these collars provides a weighted average floor price of US$52.42 on 20,000 barrels per day over the three years and a weighted average ceiling of US$92.41 on an average of 13,333 barrels per day over the same time period. This program provides greater cash flow certainty given the substantial capital commitments associated with Expansion1 of the AOSP over the next three years. In addition, the collar strategy does not limit the upside potential related to commodity price appreciation to the same degree as the fixed price swap contracts that Western employed in the past.

      Western generated net revenue of $630.0 million in 2006 compared to $591.4 million in 2005, representing a seven per cent increase. Net revenue reflects the costs of purchased feedstocks and transportation costs downstream of Edmonton. Feedstocks are third-party crude oil products introduced at the Upgrader. Some feedstocks are used in the hydrocracking/hydrotreating process, while others are used as blendstock to further optimize various qualities of synthetic crude oil products. The cost of these feedstocks depends on oil markets and the spread between heavy and light crude oil prices.


NET REVENUE

($ thousands, except as indicated)                          2006       2005
---------------------------------------------------------------------------

Revenue
   Oil Sands (1)                                         825,418    777,876
   Marketing and Transportation                          158,142    132,454
---------------------------------------------------------------------------
   Total Revenue                                         983,560    910,330
Purchased Feedstocks and Transportation
   Oil Sands                                             196,066    185,693
   Marketing and Transportation                          157,456    133,241
---------------------------------------------------------------------------
   Total Purchased Feedstocks and Transportation         353,522    318,934
Net Revenue
   Oil Sands (1)                                         629,352    592,183
   Marketing and Transportation                              686       (787)
---------------------------------------------------------------------------
   Total Net Revenue                                     630,038    591,396
Synthetic Crude Sales (bbls/d)                            37,326     42,534
Crude Oil Sales Price ($/bbl) (2)                          60.51      49.91
============================================================================

(1) Oil sands revenue and net revenue are presented net of Western's hedging activities.

(2) Realized crude oil sales price ($/bbl) is calculated as oil sands revenue less any transportation costs divided by synthetic crude sales volume. In 2006, $1.1million (2005 - $3.0 million) had been incurred for transportation costs related to oil sands.

Operating Costs

Western's share of the Project's operating costs totalled $286.3 million in 2006 (2005 - $250.4 million) including $40.2 million associated with the cost of the turnaround. Also included in this amount are costs associated with removing overburden at the Mine and transporting bitumen from the Mine to the Upgrader. On a per processed barrel of bitumen basis, unit operating costs were $28.38 per barrel based on average production of 27,500 barrels per day in 2006 compared to $22.06 per barrel based on average production of 31,994 barrels per day in 2005. Excluding the impact of the turnaround, operating costs were $24.50 per processed barrel for 2006 compared to $22.06 per processed barrel for the prior year period. However, unit operating costs per processed barrel in 2006 are impacted by lower annual production rates compared to the prior year period.

      Higher unit operating costs in 2006 were largely due to higher input costs for materials and supplies in an escalating commodity price environment, offset in part by lower natural gas costs during 2006 compared to the previous year. On a unit basis, natural gas costs were $4.07 per processed barrel compared to $5.04 per processed barrel in 2005. This 19 per cent decrease is consistent with the 18 per cent decrease in the market price for natural gas over the same time periods, indicating a similar gas intensity for the Project over the last several years. Unit operating costs in 2006 were also impacted by repair costs and associated lost production stemming from a tear in the conveyor belt at the Mine in the first quarter.

      Operating costs, on both an absolute basis and on a per unit basis, were impacted significantly by the first full turnaround of the Project in 2006. This process extended for a period of 56 days during the second quarter and, for a large part of that time, little or no production was recorded. Turnaround activities added $3.88 per processed barrel in 2006. Given that the cost structure of the operation is predominantly fixed, many of the costs incurred when the Project is in full operation continued during the turnaround. As a result, operating costs per unit increased substantially in 2006 and a comparison to the prior year period is not meaningful. For accounting purposes, Western has expensed all of the costs associated with the turnaround, whereas other oil sands producers capitalize certain components of turnaround costs and amortize them over the period to the next turnaround. Western's share of the turnaround costs was $40.2 million. The turnaround proved to be more costly and longer in duration than originally budgeted due to additional maintenance and repair work at the Upgrader in order to remove large amounts of coke from the reactor vessels. Consequently, the Project was delayed in returning to full production. Operating costs returned to expected levels towards the latter part of 2006. Following the turnaround, operating costs were $20.38 per processed barrel over the last two quarters of the year on a bitumen production base of slightly more than 34,000 barrels per day net to Western over this time period.

      Western believes its operating costs are impacted somewhat by longer-term WTI prices and associated energy costs. In 2006, WTI averaged US$66.22 per barrel compared to US$56.56 per barrel for 2005 which resulted in upward pressure on certain cost components as suppliers of these components and services themselves experienced higher cost structures largely due to higher energy costs and other commodity prices. Ultimately, this contributed to a higher cost structure for oil sands operations. Despite the upward pressures on operating costs in a rising commodity cycle, unit operating costs typically decline over time as the technological and engineering challenges are addressed and resolved and as production optimization initiatives are completed. Production optimization activities requiring relatively modest amounts of capital are planned to continue over the life of the Project at both the Mine and the Upgrader in order to increase throughput and/or reduce absolute costs.

Production at the Mine has more consistently met or exceeded 200,000 barrels per day on a stream basis which demonstrates the effectiveness of our production optimization activities. Ongoing efforts with respect to these activities should result in sustained upstream calendar day production of approximately 200,000 barrels per day by 2009. Corresponding initiatives at the Upgrader are planned to be undertaken to process this higher level of production as well as improving product quality.

      Western recognizes that operating costs are a key metric among companies active in the mineable oil sands industry; however, oil sands producers have different cost structures and accounting treatments that require careful analysis to make meaningful comparisons. Western, for example, includes the cost of transporting processed bitumen from Fort McMurray to Edmonton as part of its overall operating costs, whereas other industry players either do not have this cost category or net these transportation costs from oil sands revenue. Nevertheless, all companies active in the energy industry are coming to terms with the higher commodity price environment and associated increased costs for materials, supplies and natural gas. While the entire industry's cost structure has shifted upwards, the Joint Venture will continue to evaluate all methods to control and reduce its costs. As the majority of the AOSP's operating costs are fixed, to the extent the Project can maintain and increase production, total unit operating costs should decrease as the costs are distributed over a growing production base. We believe the AOSP has the potential to be one of the lowest cost producers of all the Canadian oil sands mining projects.

OPERATING COSTS

($ thousands, except as indicated)                                                  2006              2005
-----------------------------------------------------------------------------------------------------------
Operating Expenses for Bitumen Sold
   Operating Expense - Income Statement                                          246,164           250,389
   Operating Expense - (Inventoried)/Expensed in Purchased Feedstocks              7,765            11,704
   Turnaround Costs - Income Statement                                            40,161                --
-----------------------------------------------------------------------------------------------------------
   Total Operating Expenses for Bitumen Sold                                     294,090           262,093
-----------------------------------------------------------------------------------------------------------
Sales (barrels per day)
   Total Synthetic Crude Sales                                                    37,326            42,534
   Purchased Upgrader Blendstocks                                                  8,932             9,979
-----------------------------------------------------------------------------------------------------------
   Synthetic Crude Sales Excluding Blendstocks                                    28,394            32,555
-----------------------------------------------------------------------------------------------------------
Operating Expenses per Processed Barrel ($/bbl) (1)                                28.38             22.06
-----------------------------------------------------------------------------------------------------------
Operating Expenses per Processed Barrel Excluding Turnaround Costs ($/bbl)(2)      24.50             22.06
===========================================================================================================

(1) Operating expenses per processed barrel ($/bbl) are calculated as total operating expenses for bitumen sold divided by synthetic crude sales excluding blendstocks. This calculation recognizes that, intrinsic in the Project's operations, bitumen production from the Mine receives an approximate three per cent uplift as a result of the hydrotreating/hydroconversion process, which is included in synthetic crude sales excluding blendstocks.

(2) Operating expenses per processed barrel excluding the effects of the turnaround, taken by total operating expenses for bitumen sold, less turnaround expenses divided by synthetic crude sales excluding blend stocks.


Operating Netbacks

Western's 2006 operating netback was $33.84 per dry bitumen barrel produced, down from $38.32 per dry bitumen barrel produced (excluding hedges) in the prior year period. This decrease is largely due to the $40.2 million incurred for the turnaround in the second quarter as well as the costs associated with replacing the conveyor belt during the first quarter of 2006. The netback for

2006, however, was considerably higher than the netback achieved in 2004 and 2003 due to the significant increase in underlying crude oil prices over these time periods. Netbacks in the second half of 2006 improved substantially, with a netback of $45.77 per dry bitumen barrel produced in the third quarter and $37.12 per dry bitumen barrel produced in the fourth quarter. The decrease in the operating netback was partially offset by the narrowing of the heavy oil differential from the prior year period as additional markets for Canadian heavy oil are opening in the United States through existing pipeline reversals, together with refineries reconfiguring their assets to process a larger portion of heavy oil to capitalize on the heavy crude oil differential.


Royalties

Royalties were $4.1 million or $0.40 per barrel of bitumen in 2006 compared to $4.0 million or $0.34 per barrel in 2005. Higher gross royalties are the result of higher deemed bitumen prices for 2006 which serve as the basis for the royalty calculation, partially offset by reduced production during 2006 due to the turnaround. Initially, royalties are calculated at one per cent of the gross revenue from the bitumen produced (based on its deemed value prior to upgrading) until recovery of all capital costs associated with the AOSP, together with a return on capital equal to the Government of Canada's federal long-term bond rate. After full capital cost recovery, the royalty is calculated as the greater of one per cent of the gross revenue on the bitumen produced or 25 per cent of the net revenue on the bitumen produced.

      During 2006, Western announced its participation in Expansion 1 of the AOSP and we fully expect to participate in subsequent mining expansions of the AOSP. As such, Western assumes that additional capital incurred to construct future expansions will be added to the capital base for royalty purposes, extending our royalty horizon in the absence of any legislative amendments to the royalty regime. At current commodity prices, Western does not anticipate conversion to the 25 per cent of net bitumen revenues for the next several years. The move to the higher royalty rate may be accelerated or postponed depending on future crude oil prices, foreign exchange rates and the timing and inclusion of capital expenditures and the Alberta government's treatment of bitumen extraction expansion efforts.



CORPORATE RESULTS

Research and Business Development

A portion of Western's annual budget is directed to research and business development activities. These activities include: research and development efforts with the objective of identifying ways to add value to our existing assets; the addition of internal technical capabilities in order to evaluate opportunities as they arise either through the Joint Venture or independently; and finally, as part of our long-term strategy, plans to expand our organizational capabilities to evaluate opportunities related to downstream integration. A portion of these expenditures also relate to WesternZagros' initiative in Kurdistan. Western incurred $34.9 million for research and business development in 2006 (2005 - $10.7 million), of which $22.4 million (2005 - $5 million) relates specifically to AOSP-related research projects. The majority of the balance of $12.5 million is related Western-led research activities related to oil sand extraction and recovery methodologies, increased administrative costs associated with building the organizational capabilities to assess in-situ opportunities, downstream integration strategies and initiatives and costs related to progressing the negotiation of our EPSA in Kurdistan.


General and Administrative Expenses

General and administrative expenses ("G&A") were $28.5 million in 2006 compared to $14.5 million in the prior period. Of this amount, $12.1 million (2005 - $3.1 million) relates to stock-based compensation. Net of stock-based compensation, G&A expenses were $16.4 million compared to $11.4 million in 2005. The increase from the prior year period is largely a function of higher office rent and increased salaries and benefits stemming from a near doubling in the number of employees in 2006. It also reflects additional professional costs incurred during 2006 due to increased public company compliance requirements compared to 2005.


Insurance Expenses

Insurance expenses were $11.5 million in 2006 compared to $8.0 million in 2005. Western maintains insurance policies covering property damage, business interruption, commercial general liability, directors and officers liability, in addition to various corporate policies. Insurance expense is higher in 2006 compared to the previous year due to an increase in coverage associated with Western's business interruption policy. Western's insurance placement strategy is to obtain sufficient coverage on business interruption to ensure sufficient cash flow is received after a major loss. As such, when underlying commodity prices increase, this desired level of coverage is more costly. Another factor impacting the cost of the business interruption policy is worldwide loss events which cause insurance carriers to re-adjust premiums charged on such policies. These factors were partially offset by the strengthening of the US/Cdn exchange rate as these premiums are paid in US dollars. There were no material reductions in coverage compared to the prior year. Indeed, additional coverages are being secured both on a Joint Venture basis relating to the construction and start-up of Expansion 1, together with policies relating to Western's operation of an in-situ project. As such, Western anticipates insurance costs to increase as these operations grow.


Interest Expense

During 2006, total interest charges decreased by $5.4 million, or nine per cent, to $52.8 million compared to $58.2 million in 2005. Of the total interest charges in 2006, $2.8 million relating to Expansion 1 was capitalized. Capitalized interest will increase in the future to the extent that we employ debt financing to fund our share of the capital costs of Expansion 1. Capitalized interest will continue to be recorded until the assets associated with Expansion 1 begin commercial operations. This is consistent with the treatment of interest charges associated during the construction of the base Project. Of the remaining $50.0 million in interest charges recorded on our income statement, $43.4 million is related to interest charges on debt obligations (2005 - $54.3 million), $2.8million (2005 - $2.6 million) to capital lease obligations and $3.8 million (2005 - $1.3 million) to option premium liability. The option premium liability relates to Western's strategic crude oil risk management program implemented in the third quarter of 2005 and the decision to defer the premiums associated with the put and call options purchased and sold, respectively. Imbedded in the prices of the deferred options is a financing charge which is reported as interest expense.

      Western's debt obligations include US$450 million of Senior Secured Notes and a $340 million Revolving Credit Facility. Western's average interest rate decreased marginally from 2005. This decrease is due to two factors: the strengthening of the US/Cdn exchange rate as interest payments on our US$450 million denominated debt are recorded in Canadian dollars for financial reporting purposes and lower interest rates on amounts drawn under the Revolving Facility resulting from amendments executed in the fourth quarter of 2005. These positive factors were partially offset by interest charges on larger drawn amounts under the Revolving Facility. The Notes bear interest at
8.375 per cent and are not callable before their maturity date of May 1, 2012. Western's ability to meet fixed debt servicing costs continues to improve which can be measured by the interest coverage ratio. This ratio has improved to a factor over five times in 2006 from under one time in 2003, a seven-fold increase with no material deterioration in this ratio in a full turnaround year. As we begin to fund our share of the capital costs of Expansion 1, and to the extent that debt facilities are used to finance this expansion, ratios such as interest coverage may fall from present levels; however, we intend to manage these levels to ensure our continued participation in Expansion 1 and other AOSP or Western-driven growth initiatives. Interest expense on a per barrel basis also decreased substantially due to the addition of reserves associated with Expansion 1 from previous years. We anticipate this ratio to increase somewhat as debt is placed on the balance sheet to fund our share of Expansion
1. Western believes all of its key growth initiatives can be supported by its financial performance and its ability to access capital markets.

The following table summarizes our interest expense and average cost of debt for the past two fiscal years.


INTEREST AND LONG-TERM DEBT FINANCING

($ thousands, except as indicated)                         2006       2005
----------------------------------------------------------------------------
Interest Expense
   Interest Expense on Long-term Debt                    46,190     54,324
   Interest on Obligations under Capital Lease            2,823      2,562
   Interest on Option Premium Liability                   3,799      1,279
----------------------------------------------------------------------------
   Total Financing Charges                               52,812     58,165
----------------------------------------------------------------------------
Long-term Debt Financing
   US$450 Million Senior Secured Notes (1)              524,385    524,655
   Revolving and Senior Credit Facilities                77,000     41,000
----------------------------------------------------------------------------
   Total Long-term Debt                                 601,385    565,655
----------------------------------------------------------------------------
Average Long-term Debt Level                            583,520    661,638
Average Cost of Long-term Debt (2)                         7.92%      8.21%
============================================================================

(1) Under Canadian GAAP, the Senior Secured Notes are recorded in Canadian dollars at exchange rates in effect at each balance sheet date. Unrealized foreign exchange gains or losses are then included on the Consolidated Statement of Operations.

(2) Calculated by dividing the interest expense on long-term debt by the average long-term debt balance outstanding during the year.


Depreciation, Depletion and Amortization

In 2006, Western recorded $61.6 million as depreciation, depletion and amortization expense compared to $50.7million in 2005. This 21 per cent increase is primarily the result of two separate decisions to write-off early stage pilot projects. At the Joint Venture level, Western had a $9.4 million write-off relating to certain AOSP production optimization and profitability projects in the pre-feasibility stage (predominantly at the Mine) that were discontinued as future benefits were not conclusive. An additional write-off of $5.6 million occurred as a result of oil sands activities that Western independently pursued and, due to technical reasons, elected not to continue. Depletion is calculated on a unit of production basis for Western's share of Project capital costs, while previously deferred financing charges are amortized on a straight-line basis over the remaining life of the debt facilities. The increase for 2006 is partially offset by the 14 per cent decrease in production in 2006 versus 2005 as a result of the turnaround in the second quarter of 2006.

DEPRECIATION, DEPLETION AND AMORTIZATION

Year ended December 31                                   2006                       2005
-----------------------------------------------------------------------------------------------
                                            ($ thousands)       $/bbl  ($ thousands)      $/bbl
-----------------------------------------------------------------------------------------------
Depreciation and Depletion                        44,022         4.39        48,206        4.13
Accelerated Depreciation and Depletion            14,979         1.49            --          --
Amortization                                       2,559         0.25         2,532        0.22
-----------------------------------------------------------------------------------------------
Total Depreciation, Depletion
   and Amortization                               61,560         6.13        50,738        4.35
===============================================================================================

Foreign Exchange

In 2006, WTI averaged US$66.22 per barrel compared to US$56.56 per barrel in 2005, representing a 17 per cent increase. This increase in WTI is one factor, out of many, that may have contributed to the strengthening in the Canadian dollar relative to the US dollar. For Western, the negative impact of the foreign exchange rate increase on revenue was somewhat offset by lower interest costs expressed in Canadian dollars on our US dollar denominated Senior Secured Notes and a reduced liability (as measured in Canadian dollars) associated with this debt. In 2006, we recorded an unrealized foreign exchange gain of $0.2 million compared to a gain of $17.8million in 2005 relating to the conversion of the Senior Secured Notes and option premium liability to Canadian dollars. As reference points, the noon-day closing foreign exchange rate on December 31, 2006 was $0.8581 US/Cdn compared to $0.8577 US/Cdn on December 31, 2005. In terms of average noon-day rates for the respective periods, fiscal 2006 was $0.8817 US/Cdn compared to $0.8254 US/Cdn for fiscal 2005.


Income Taxes

Western has significant tax pools totalling $1.4 billion that were accumulated in conjunction with our 20 per cent share of the construction costs for the Muskeg River Mine and Extraction Plant and the Scotford Upgrader. These tax pools will be used to offset future taxable income and extend the time horizon before Western pays cash taxes.

      As at December 31, 2006, Western recorded a future income tax liability of $73.1 million compared to $56.4 million at December 31, 2005. Western recognized approximately $16.7 million of future income tax expense during the year as we experienced profitable operations despite the nearly two-month turnaround. During 2006, no amounts were expensed for the Large Corporation Tax (2005 - $3.0 million) as this tax was eliminated in early 2006 by the federal government. No other current taxes are payable and our cash tax horizon is not expected to occur for several years as additional capital incurred for the construction of Expansion 1 contributes to the existing tax pools, thereby offsetting taxable income in future years beyond which current pools would cover.

TAX POOLS

December 31 ($ thousands)                                    2006          2005
-------------------------------------------------------------------------------
Canadian Exploration Expense                              109,623        89,140
Canadian Development Expense                               39,994        23,657
Cumulative Eligible Capital                                 7,370         7,925
Capital Cost Allowance                                    175,892       126,001
Accelerated Capital Cost Allowance                      1,085,421     1,090,155
-------------------------------------------------------------------------------
Total Depreciable Tax Pools                             1,418,300     1,336,878
Loss Carry Forwards                                         9,055        14,000
Financing and Share Issue Costs                             3,902         9,596
-------------------------------------------------------------------------------
Total Tax Pools                                         1,431,257     1,360,474
===============================================================================


Net Earnings

Net earnings were $63.4 million ($0.39 per share) in 2006 compared to $149.4 million ($0.93 per share) in 2005. This year-over-year decrease is in large part due to the full turnaround completed during 2006, together with a $72.1 million unrealized risk management loss ($49.9 million after tax) associated with marking to market Western's strategic crude oil hedging program for 2007 through to 2009 compared to an unrealized risk management gain of $13.5 million in 2005 ($8.9 million after tax). Earnings for the year reflect $0.3 million of unrealized foreign exchange gains on our US$450 million Senior Secured Notes and option premium liability, a $72.1 million unrealized loss on risk management activities and a future income tax expense of $16.7 million. Earnings before interest, taxes, depreciation, depletion and amortization, stock-based compensation, accretion on asset retirement obligation, foreign exchange gains and risk management gains were $276.9 million. Cash flow from operations, before changes in non-cash working capital, was $228.4 million ($1.42 per share) in 2006 compared to $244.2 million ($1.52 per share) in 2005. Robust commodity prices, together with sustained reliable operations over the course of the year, excluding the effects of the full turnaround, resulted in substantial EBITDAX which was predominantly used to assist in the funding of early stage capital for Expansion 1.

NET EARNINGS

December 31 ($ thousands)                                                2006        2005        2004
------------------------------------------------------------------------------------------------------
Net Earnings                                                           63,370     149,449      19,452
After Tax Impact of:
   Unrealized Risk Management (Gain)/Loss                              49,927      (8,928)         --
   Unrealized Foreign Exchange Gain                                      (181)    (14,810)    (33,243)
------------------------------------------------------------------------------------------------------
Net Earnings (Loss) Excluding Unrealized Gain (Loss)                  113,116     125,711     (13,791)
------------------------------------------------------------------------------------------------------
Net Earnings (Loss) Excluding Unrealized Gain (Loss) Per Share ($)
      Basic                                                              0.70        0.78       (0.09)
      Diluted                                                            0.69        0.77       (0.09)
======================================================================================================


RECONCILIATION: NET EARNINGS TO EBITDAX

The  following   table  provides  the   reconciliation   between  net  earnings
attributable to common shareholders, cash flow from operations (before changes in non-cash working capital) and EBITDAX:

December 31 (thousands)                                            2006        2005        2004
------------------------------------------------------------------------------------------------
Net Earnings Attributable to Common Shareholders                 63,370     149,449      19,452
Add (Deduct):
   Depreciation, Depletion and Amortization                      61,560      50,738      44,515
   Accretion on Asset Retirement Obligation                       1,256         562         471
   Stock-based Compensation                                      12,083       3,149         967
   Impairment of Long-lived Assets                                   --          --       4,733
   Unrealized Foreign Exchange Gain                                (212)    (17,803)    (39,960)
   Unrealized Risk Management (Gain)/Loss                        72,118     (13,450)         --
   Future Income Tax Expense (Recovery)                          16,668      70,956      (7,104)
   Interest Expense on Option Premium Liability                   3,801       1,278          --
   Cash Settlement on Asset Retirement Obligations                  (91)        (52)         --
   Cash Settlement on Performance Share Units                    (2,104)       (596)        (30)
------------------------------------------------------------------------------------------------
Cash Flow From Operations, Before Changes
   in Non-Cash Working Capital                                  228,449     244,231      23,044
Add (Deduct):
   Interest (excluding interest on Option Premium Liability)     46,216      56,887      61,154
   Realized Foreign Exchange Loss                                   163       2,242       1,610
   Current Taxes (Recovery)                                        (107)      3,000       1,749
   Cash Settlement on Asset Retirement Obligations                   91          52          --
   Cash Settlement on Performance Share Units                     2,104         596          30
------------------------------------------------------------------------------------------------
EBITDAX                                                         276,916     307,008      87,587
================================================================================================

Please refer to page 56 for a discussion of Non-GAAP financial measures.


Quarterly Information

The following table summarizes key financial information on a quarterly basis for the last two fiscal years.

QUARTERLY INFORMATION

($ millions, except per share amounts)    Q1         Q2         Q3        Q4     Total
---------------------------------------------------------------------------------------
2006
Net Revenue                            139.2       95.6      206.2     189.0     630.0
Capital Expenditures, Net               35.3       55.8       96.4     113.7     301.3
Long-term Debt                         525.2      532.8      546.9     601.4     601.4
Cash Flow from Operations (1)           47.8      (20.8)     110.5      91.1     228.4
Cash Flow per Share (2)(5)               0.30      (0.13)      0.69      0.57      1.42
Earnings (Loss) Attributable to
   Common Shareholders (3)(4)(7)       (24.8)     (23.0)      84.4      26.8      63.4
Earnings (Loss) per Share
   Basic (3)(7)                         (0.15)     (0.14)      0.52      0.17      0.39
   Diluted (3)(7)                       (0.15)     (0.14)      0.52      0.16      0.39
---------------------------------------------------------------------------------------

2005
Net Revenue                             91.7      148.2      185.7     165.8     591.4
Capital Expenditures, Net               17.5      (12.9)      16.0      26.2      46.8
Long-term Debt                         777.3      755.5      597.5     565.7     565.7
Cash Flow from Operations (1)           10.8       68.0       95.0      70.4     244.2
Cash Flow per Share (2)(5)(6)            0.07       0.42       0.59      0.44      1.52
Earnings (Loss) Attributable to
   Common Shareholders                  (1.9)      28.7       79.3      43.3     149.4
Earnings (Loss) per Share
   Basic (6)                            (0.01)      0.18       0.50      0.27      0.93
   Diluted (6)                          (0.01)      0.18       0.49      0.27      0.92
---------------------------------------------------------------------------------------

(1) Cash flow from operations is expressed before changes in non-cash working capital.

(2) Cash flow per share is calculated as cash flow from operations divided by weighted average common shares outstanding, basic.

(3) Includes unrealized foreign exchange gains(losses) on US$450 million Senior Secured Notes and Option Premium Liability: (Q1 - $(0.6) million, Q2 - $27.3 million, Q3 - $(0.1) million, Q4 - $(26.3) million).

(4) Includes unrealized risk management gains/(loss) on strategic crude oil program (Q1 -$(67.7) million, Q2 -$(44.5) million, Q3 - $33.3 million, Q4 - $6.8 million)

(5)   Please refer to page 56 for a discussion of Non-GAAP financial measures.

(6) Per share amounts for the first quarter 2005 have been restated to reflect 3:1 share split effective May 30, 2005.

(7)   2006  quarterly  net earnings  (loss) and earnings per share amounts have
been  restated  to  reflect   accounting   treatment   change  to   stock-based
compensation.

(8)   Total amounts may not add due to rounding.



LIQUIDITY AND FINANCIAL POSITION

Western maintained a strong financial position in 2006, largely due to robust commodity prices during the majority of the year, combined with strong production in the months following the turnaround. It is important to note that this credit profile was maintained after considering the full impact of the plant turnaround, where little or no production was recorded for a portion of the second quarter, and while operating and capital costs of the business continued during this period. This financial position provides us with a solid foundation to finance our share of the capital costs associated with Expansion 1, while maintaining the base Project.

      During 2006, Western's capital costs of $301.3 million were funded primarily through cash flow from operations of $228.4 million. The balance was funded by $36 million of incremental borrowings under the Revolving Credit Facility and working capital. Total amounts drawn under the Revolving Credit Facility were $77 million at year-end. At December 31, 2006, Western had $253 million in unused working capital capacity. A key barometer of the financial strength of a company is its debt to total capitalization ratio. For Western, this ratio has continued to improve from a high of 66 per cent in 2003 to 48 per cent in 2006. This level provides the basis for additional borrowings, should Western elect to do so, to fund upcoming capital initiatives including Expansion 1 of the AOSP and activities related to in-situ evaluation.

      Western implemented a strategic crude oil risk management program in the third quarter of 2005 which establishes a weighted average floor price of US$52.42 on 20,000 barrels per day of production from 2007 through to 2009. This program provides greater cash flow certainty during those years where significant AOSP capital expenditures for Expansion 1 are expected. Incremental debt may be required to fund future expansion phases and other initiatives as they arise. Throughout these expansion efforts, we expect to maintain a fiscally prudent capital structure which employs both debt and potentially equity capital should the need arise. Western's view is that it is well positioned to fund its share of the AOSP Expansion 1, together with future upstream expansions of the AOSP, while at the same time be in a position to finance growth associated with Western's in-situ development, downstream initiative and Kurdistan opportunity.


Debt Financing

In 2006, Western maintained its US$450 million of Senior Secured Notes as they are non-callable with a maturity of May 1, 2012. We were also successful in amending our Revolving Credit Facility in May 2006. This amendment altered the nature of some of the covenants in the underlying credit agreement to facilitate the development of Western's key strategic initiatives. We did not increase the capacity of our Revolving Facility in 2006; however, the size of the current Facility is a function of the present value of our share of reserves from the AOSP. Under Western's current debt capital structure, all bank borrowings rank in priority to the holders of Western's US$450million Notes. Based on the reserve evaluation as at December 31, 2006, Western has full access to the $340 million limit under the Revolving Facility. Western anticipates it can fund the capital costs associated with the AOSP Expansion 1 through a combination of cash flow from operations and incremental borrowings and is actively evaluating various debt structures to accomplish this objective.

      Western benefited from the pricing amendment finalized in the fourth quarter of 2005 as underlying interest rates softened and Western carried minimal balances throughout the course of 2006. Western currently pays nil to 225 basis points over the bank's prime lending rate, bankers acceptances or US Libor notes, as applicable, on amounts drawn under the Revolving Facility. At December 31, 2006, $77 million (December 31, 2005 - $41million) had been drawn on this facility with $253 million in unused working capital capacity. Additionally, as at December 31, 2006, letters of credit issued in the amount of $9.6 million (December 31, 2005 - $8.9 million) were outstanding under the Revolving Credit Facility.


Equity Financing

Cash flow from operations, together with a modest increase in the Revolving Facility, was sufficient to fund the capital expenditures and working capital commitments during 2006. Western will continue to assess all forms of financing vehicles to ensure our capital structure leverages off the existing asset base in a prudent manner as we pursue an independent downstream integration opportunity for our share of bitumen production beyond Expansion1, including both mineable and in-situ volumes.

      The share performance graph compares the yearly change in the cumulative total shareholder return of a $100 investment made on December 31, 2000 in Western's Common Shares with the cumulative total return of the S&P/TSX Total Return Composite Index and the S&P/TSX Capped Energy Index, assuming the reinvestment of dividends, where applicable, for the comparable period. Western has significantly outperformed both indices since its inception with a compound rate of return of 37 per cent.


EQUITY CAPITAL

At December 31                                                             2006
-------------------------------------------------------------------------------
Issued and Outstanding:
   Common Shares                                                    161,378,399
Outstanding:
   Stock Options                                                      3,633,264
-------------------------------------------------------------------------------
Fully Diluted Number of Shares                                      165,011,663
===============================================================================


Capital Expenditures

Net capital expenditures totalled $301.3 million in 2006 compared to $46.8 million in 2005. Of this total, AOSP initiatives accounted for $251 million, including $187.4 million for Expansion 1 which includes $2.8 million in capitalized interest. Under the terms of the Joint Venture Agreement, Western is responsible for its 20 per cent share of the capital costs related to Expansion 1. Western also incurs capital expenditures related to the evaluation of in-situ leases for its operated properties as well as Chevron's Ells River Project, both of which are included in the Joint Venture pursuant to the AMI. Capital expenditures of $15.2 million related to WesternZagros' initiative in Kurdistan were also incurred in 2006. The AOSP, and the expansion plans associated with this asset, will continue to drive Western's capital expenditures going forward, particularly as the AOSP embarks on its continuous construction expansion strategy.

December 31 ($ millions)                                                    2006   2005
----------------------------------------------------------------------------------------
Project Related Capital
   Profitability Capital, Production Optimization and Mobile Equipment      42.7   31.2
   Growth Initiatives                                                      184.6   14.6
   Sustaining Capital                                                       23.8    5.8
----------------------------------------------------------------------------------------
Total Project Related Capital                                              251.1   51.6
Kurdistan Project                                                           15.2    9.5
In-situ Projects (Ells River and Western-operated)                          25.0    0.8
Business Development and General Corporate Expenditures                      3.4    3.0
Capitalized Insurance Costs                                                  3.8    4.4
Capitalized Interest                                                         2.8   --
----------------------------------------------------------------------------------------
Gross Capital Expenditures                                                 301.3   69.4
Insurance Proceeds                                                          --    (22.5)
----------------------------------------------------------------------------------------
Net Capital Expenditures                                                   301.3   46.8
========================================================================================

Analysis of Cash Resources

Cash balances totalled $3.1 million at the end of 2006, slightly lower than the $5.6 million as at December 31, 2005. Cash inflows included net operating cash flow of $228.4 million, drawdowns of long-term debt of $36.0 million, equity proceeds of $4.9 million from the exercise of stock options and a working capital decrease of $30.8 million. Cash outflows included capital expenditures of $301.3 million and obligations under capital leases of $1.3 million.

      Modest draws under the Revolving Facility were necessary to fund Western's share of capital expenditures during 2006. Additional capital expenditures are anticipated as construction of Expansion 1 accelerates. Western's 2007 capital expenditure program is forecasted to be $715 million, which will be funded in part by cash flow from operations and existing bank lines. It it likely that additional sources of funding will be required to provide for any shortfall in cash requirements for 2007, as well as subsequent years leading up to the completion of Expansion1. Western also anticipates several years of negative free cash flow, which is the difference between cash flow from operations less capital expenditures. Western will critically assess and determine the most attractive financing structures to bridge this financing gap.


Contractual Obligations and Commitments

Western has assumed various contractual obligations and commitments in the normal course of its operations. Summarized below are significant financial obligations as of February 22, 2007, and represent future cash payments required under existing contractual agreements. Western has entered into these agreements either directly or as an Owner in the Joint Venture. Feedstocks are included in the table below to comply with continuous disclosure obligations in Canada; however, Western could sell these products back to the market and eliminate any negative impact in the event of operational curtailments.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

                                                             Payments Due By Period

($)                                     <1 Year    1 - 3 Years    4 - 5 Years  After 5 Years        Total
----------------------------------------------------------------------------------------------------------
US$450 Million Senior Secured Notes         --              --            --         524,385      524,385
Revolving Credit Facility (1)               --              --            --          77,000       77,000
Obligations Under Capital Lease           1,341          2,680          2,680         42,227       48,928
Option Premium Liability                 25,971         69,775             --             --       95,426
Feedstocks                              106,352         39,612         20,726         58,727      225,417
Pipelines and Utilities                  33,300         78,801         86,347        558,641      757,089
Mobile Equipment Lease                    5,242         32,174          8,625             --       46,041
Exploration Work                          8,728            500             --             --        9,228
----------------------------------------------------------------------------------------------------------
Total Contractual Obligations           180,434        223,542        118,378      1,260,980    1,783,334
==========================================================================================================

(1) The Revolving Credit Facility is a three-year bank facility maturing on October 31, 2009, extendible annually at the lenders' discretion. Management considers this to be part of our long-term capital structure.

(2) In addition, we have an obligation to fund Western's share of the Project's Pension Fund and have made commitments related to our risk management program: see Notes 17 and 18, respectively, of the Consolidated Financial Statements.


Insurance Claims

At the end of 2006, Western had only one large claim outstanding, namely, $200 million pursuant to our Cost Overrun and Project Delay Policy, commonly referred to as Section IV. In the second quarter of 2005, the Joint Venture was successful in settlement proceedings with the named insurers on Section III in the amount of $220 million ($44 million net to Western). To date, Western has received $19.4 million of its share of this settlement amount as certain insurers on Section III are also named insurers on Section IV, and they have withheld insurance proceeds payable to Western. Western is optimistic that it will receive the outstanding amounts upon conclusion of Section IV arbitration proceedings. Costs and premiums associated with Section III were capitalized as Western was pre-commercial operations at that time and, as such, amounts received pursuant to this settlement were reported as a reduction in capital assets. Similar to Section III, there are amounts being withheld by certain insurers relating to the January 6, 2003 physical property damage claim, commonly referred to as Section I. To date, Western has received $16.1 million on this claim, with $19.4 million outstanding.

      Arbitration proceedings under the terms of Section IV of Western's Cost Overrun and Project Delay insurance policy continue with formal hearings expected to commence during 2007. A judgement is expected subsequent to this process, although Western makes no representations as to the timing or results of this arbitration. In preparation of the arbitration process, several examinations for discovery have been conducted with key individuals over the last several months. In order to preserve Western's rights regarding this policy, Western filed insurance claims for the full limit of the policy, namely $200 million, and Western will also be seeking interest and punitive and aggravated damages.

      Due to the proceedings with Section IV, amounts that were previously settled at the Joint Venture level, but where common carriers exist on Western's proprietary policy, have not yet been paid to our pro rata share. With the addition of Section 1 (fire and freeze damage), Section III (Joint Venture delay and start-up) and Section IV, Western has a total of $244 million ($1.52 per share) outstanding in insurance claims. Other than amounts collected up to December 31, 2006, no outstanding amounts are recorded in Western's financial statements nor are they included in any of our financing strategies.

Flow-through Shares

In connection with the issuance of flow-through shares in 2001 and 2002, Western renounced Canadian exploration expenses in the aggregate amount of $29.2 million and $19.5 million, respectively. Under the mechanics of renouncing qualifying expenditures pursuant to flow-through shares, individual shareholders can reduce their income subject to personal income taxes. Commencing in the latter part of the year, discussions were held between the AOSP and the Canada Revenue Agency ("CRA") regarding the proper characterization of certain expenditures included in the Canadian exploration expenses in those years. If the CRA successfully asserts a change in the characterization of these expenditures, any resulting reduction in the renunciations could impact Western's obligations under the indemnity provisions in the subscription agreements and in turn, will impact Western's reported results. The subscription agreements for such flow-through shares stipulate that Western has indemnified subscribers for an amount equal to the tax payable and any associated interest by the subscribers if such renunciations are reduced under the Income Tax Act (Canada).


Fourth Quarter 2006

The completion of the first full turnaround at both the Mine and the Upgrader in the second quarter of 2006 set the stage for strong production in the latter half of 2006. Fourth quarter production averaged 35,500 barrels per day net to Western, representing the second consecutive quarter of significant production volumes. Production in the fourth quarter nearly eclipsed the record set in the third quarter of 2005, where production averaged 35,600 barrels per day net to Western.

      During the fourth quarter, cash flow from operations of $91.1 million financed virtually all the capital expenditures during the quarter; however, both underlying crude prices and heavy crude oil differentials contributed to lower overall price realizations. Crude oil averaged US$60.21 per barrel, considerably lower than the average crude prices experienced in the prior three quarters. The crude oil heavy differential widened to approximately 35 per cent of WTI compared to the prior two quarters, where observed differentials approximated 26 per cent to 28 per cent of WTI. As underlying crude oil prices decline, there is a corresponding decrease in Western's cash flow and profitability since Western's revenues are sensitive to fluctuations in crude oil prices.

      A weakening of the US/Cdn exchange rate, which results in more Canadian funds received on US denominated crude sales, partially offset the negative impacts of the changes in crude oil prices and the heavy oil differential. The average exchange rate for the fourth quarter was US/Cdn$0.8778 compared to US/Cdn$0.8919 for the third quarter of 2006. Due to these factors, Western's sales price realizations totalled $55.08 per barrel in the fourth quarter compared to $67.42 per barrel for the third quarter. In the fourth quarter of 2006, operating costs were reduced to $20.12 per processed barrel compared to $22.38 per processed barrel in the third quarter. This reduction in per unit costs is largely the result of increased production in the fourth quarter compared to the previous quarter which provides greater economies of scale, partially offset by a six per cent increase in underlying natural gas prices in the fourth quarter. AECO gas closing settlement prices averaged $6.44 Cdn/mcf for the fourth quarter compared to $6.10 Cdn/mcf for the third quarter.

OUTLOOK FOR 2007

Western cautions readers and prospective investors of our securities not to place undue reliance on forward-looking information as by its nature, this information is based on current expectations regarding future events that involve a number of assumptions, inherent risks and uncertainties, which could cause actual results to differ materially from those anticipated by Western. These risks include, but are not limited to, risks of commodity prices in the marketplace for crude oil and natural gas; risks associated with the extraction, treatment and upgrading of mineable oil sands deposits; risks surrounding the level and timing of capital expenditures required to fulfill the Project's growth strategy; risks of securing adequate and timely downstream solutions for future volumes; risks of financing these growth initiatives at commercially attractive levels; risks of being unable to participate in expansion and corresponding loss of voting rights in the AOSP; risks relating to the execution of the Project's optimization or expansion strategy; risk that the other Joint Venture Owners may not meet their obligations to the Project, expansions thereof or related agreements with Western; risk that the other Joint Venture Owners may not agree with Western on matters relating to the Project including Expansion 1; risks involving the uncertainty of estimates involved in the reserve and resource estimation process and ore body configuration/geometry, uncertainty in the assessment of asset retirement obligations, uncertainty in the estimation of future income taxes, and uncertainty in treatment of capital for royalty purposes; risks surrounding health, safety and environmental matters; risk of foreign exchange rate fluctuations; risks and uncertainties associated with securing the necessary regulatory approvals for expansion initiatives; risk of changes in governmental regulation that could affect the viability of the Project; risks surrounding major interruptions in operational performance together with adequacy and timeliness of insurance coverage thereto; risks associated with political and regulatory instability in Kurdistan; risks associated with ratification of the EPSA including the possibility of changes to its terms; and risks associated with identifying, negotiating and completing our other business development activities, both those that relate to oil sands activities and those that do not, either domestically or abroad.

      For 2007, Western remains focused on its key initiatives: the AOSP and the execution of Expansion 1; in-situ evaluation and development of both Western's in-situ leases and the Chevron-operated Ells River Project; evaluating and identifying downstream integration opportunities; and supporting WesternZagros as it pursues its initiative in Kurdistan.

      Western's 2007 capital budget is $715 million, $655 million of which relates directly to the AOSP, $35 million is budgeted for in-situ exploration and development for both Chevron's and Western's in-situ leases, $20 million is directed to WesternZagros' initiative in Kurdistan and $5 million is allocated to other corporate capital items. Of the total budget, $555 million or 78 per cent is allocated to Expansion 1 of the AOSP. Capital expenditures relating to Expansion 1 are expected to continue to grow over the next couple of years as development efforts accelerate. Western anticipates its share of production from the AOSP to average approximately 33,000 to 35,000 barrels per day in 2007. Western is evaluating capitalization strategies and structures in order to fund our share of forecasted capital expenditures which, for AOSPExpansion 1, is anticipated to be comprised solely of cash flow from operations together with incremental borrowings. If commodity prices continue to weaken as observed in the early part of 2007, Western's strategic hedging program implemented in fall of 2005 provides downside protection on the majority of our 2007 production and maintains a base level of cash flow. This program is monitored on an ongoing basis to ensure its specific components continue to achieve the overall objectives.

      Western anticipates research and business development expenses to be approximately $67 million in 2007, with 52 per cent of this amount dedicated to projects at the Joint Venture level. The balance is earmarked for technology efforts which may benefit mining and in-situ extraction and recovery techniques, assessments and reviews associated with identifying a downstream opportunity for Western's share of bitumen production, in-situ development and corporate administrative expenses stemming from efforts in Kurdistan.

      In 2007, Western will continue to pursue downstream integration opportunities to maximize value from its growing oil sands resources and undeveloped acreage position. Related to these initiatives, Western intends to explore and pursue alternatives that enhance the full value of our assets and future growth potential. This may result in an acquisition or sale of assets, merger or other corporate transaction. Western's advisors, Goldman, Sachs & Co. and TD Securities Inc. will be assisting in these activities which may involve contacting third parties. There can be no assurances that any of these activities will result in the consummation of an agreement or transaction or result in any change to Western's current ongoing business strategy.



FUTURE EXPANSIONS

Subsequent to year end, on January 24, 2007,  Western  announced  future growth plans for the AOSP with proposed permit applications that would enable production from Expansions 3 through 5 of the Project. These plans would see mineable production increasing to approximately 770,000 barrels per day or 154,000 barrels per day net to Western. These volumes, together with anticipated production of in excess of 50,000 barrels per day from in-situ development would increase Western's share of total bitumen production to more than 200,000 barrels per day over the next 15 to 20 years. We also see potential for mining expansions, beyond Expansion 5, based on the resource potential of the unevaluated leases associated with the AOSP.

      Seeking early stakeholder and regulator support is fundamental to the AOSP's growth strategy. The public disclosure documents were issued in order to start the process of the AOSP's next phase of oil sands development, including the proposed Jackpine Mine Expansion, and an additional mine, called Pierre River Mine, on the west side of the Athabasca River. The AOSP's growth strategy includes the approved Muskeg River Mine permit at 270,000 barrels per day and the approved Jackpine Mine permit at 200,000 barrels per day. The Jackpine Mine Expansion is a proposed expansion of the Jackpine Mine to 300,000 barrels per day, representing Expansions 1 through 3. The Pierre River Mine represents Expansions 4 and 5, initially on Leases 9 and 17. Actual timing for these expansion projects will depend on market conditions, key economic indicators, the ability to meet sustainable development criteria and the outcome of the regulatory process.



RISK AND SUCCESS FACTORS RELATING TO WESTERN

Western faces a number of risks that we need to manage in conducting our business affairs. The following discussion identifies some of our key areas of exposure and, where applicable, sets forth measures undertaken to reduce or mitigate these exposures. A complete discussion of risk factors that may impact our business is provided in our Annual Information Form.

Financial Risks

The following table details the sensitivities of Western's cash flow and net earnings per share to certain relevant operating factors of the Project for 2007.

SENSITIVITY ANALYSIS

                                                             Basic                     Normalized
                                                          Cash Flow     Cash Flow       Earnings     Earnings
Variable                   Base Case         Variation  ($ millions)    per Share ($) ($ millions)  per Share ($)
-----------------------------------------------------------------------------------------------------------------
Production (bbls/d)           34,000    1,000 bbls/day        19.37          0.12        11.76         0.07
Oil Prices                    $60.00           US$1.00        12.02          0.07         7.55         0.05
Non-Gas Operating Costs       $16.53         $1.00/bbl        12.60          0.08         8.64         0.05
Gas Prices (1)                $ 7.71         $0.10/mcf         0.80          0.00         0.51         0.00
Foreign Exchange (2)          $ 0.87      US/Cdn $0.01         7.25          0.04         6.22         0.04
=================================================================================================================

(1) Each $1.00 per thousand cubic feet change in gas price results in a change of $ 0.50 per barrel in operating cost.

(2) Excludes unrealized foreign exchange gains or losses on long-term monetary items. The impact of the Canadian dollar strengthening by US$0.01 would increase net earnings by $4.1 million based on December 31, 2006, US dollar denominated debt levels.


      Western's financial results depend on, amongst other factors, the prevailing price of crude oil and the US/Cdn currency exchange rate. Oil prices and currency exchange rates fluctuate significantly in response to supply and demand factors beyond our control, which could have an impact on future financial results. Any prolonged period of low oil prices could result in a decision by the Joint Venture Owners to suspend or reduce production. Any such suspension or reduction of production would result in a corresponding decrease in our future revenues and earnings and could expose Western to significant additional expense as a result of certain long-term contracts. In addition, because natural gas comprises a substantial part of variable operating costs, any prolonged period of high natural gas prices could negatively impact our financial results. Hedging activities could result in losses or limit the benefit of certain commodity price increases.

      Western's debt level and restrictive covenants will have an important impact on our future operations. Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance which, in turn, depends on prevailing industry and general economic conditions beyond our control. There can be no assurance that our operating performance, cash flow, and capital resources will be sufficient to repay our debt and other obligations in the future.

      To mitigate Western's exposure to these financial risks and provide a stable financial footing as we enter Expansion 1 of the AOSP, we completed a strategic crude oil risk management program. The overriding objective of the risk management program was to ensure the ability to fund significant capital expenditures in the event of a precipitous drop in the crude oil price. The program itself is a series of put and call options. Western purchased puts at various levels and financed the cost of these puts, in part, by selling call options on lower volumes over the same time period. The net cost of the program was US$3.74 per put barrel. All options bought and sold were executed on a deferred basis. Hence, Western made no upfront cash payment for these options but will do so as each monthly option expires. Western deferred the options in order to properly match the underlying cash flow but, more importantly, the implicit interest rate within the deferred options pricing was lower than Western's incremental borrowing rate. An interest expense associated with this program is a result of this deferral strategy.

The program is summarized as follows:

                                                     Period (calendar year)
-------------------------------------------------------------------------------
                                                  2007        2008        2009
-------------------------------------------------------------------------------
Put options purchased (bbls/d)                  20,000      20,000      20,000
Call options sold (bbls/d)                      10,000      15,000      15,000

Average put strike price (US$/bbl)               52.50       54.25       50.50

Average call strike price (US$/bbl)              92.50       94.25       90.50
===============================================================================

($ thousands)                                                 2006        2005
-------------------------------------------------------------------------------
Risk Management Asset - Beginning of Period                 98,426          --
Net Premium                                                     --      84,976
Unrealized Gain (Loss) on Risk Management Asset             72,118      13,450
-------------------------------------------------------------------------------
Risk Management Asset - End of Period                       26,308      98,426
Less: Current Portion                                        7,601          --
-------------------------------------------------------------------------------
                                                            18,707      98,426
===============================================================================

      Western is required to finance its share of the Project's operating costs in light of a volatile commodity price environment and ramp-up challenges. Should insufficient cash flow be generated from operations, additional financing may be required to fund capital projects and future expansion projects. If there is a business interruption, Western may require additional financing to fund its activities until Business Interruption Insurance proceeds are received.


Operational and Business Risks

Western currently has only one producing asset. As such, the vast majority of our capital expenditures is directly or indirectly related to oil sands construction, development and expansion, with all of our operating cash flow derived from oil sands operations.

      Western is subject to the operational risks inherent in the oil sands business. Any unplanned operational outage or slowdown can impact production levels, costs and financial results. Factors that could influence the likelihood of this include, but are not limited to, uncertainties within the ore body, extreme weather conditions and mechanical difficulties.

      Western sells its share of synthetic crude oil production to refineries in North America. These sales compete with the sales of both synthetic and conventional crude oil. Other suppliers of synthetic crude oil exist and there are several additional projects being contemplated. If undertaken and completed, these projects may result in a significant increase in the supply of synthetic crude oil to the market. In addition, not all refineries are able to process or refine synthetic crude oil. There can be no assurance that sufficient market demand will exist at all times to absorb Western's share of the Project's synthetic crude oil production at economically viable prices.

      As an Owner in the AOSP, Western actively participates in operational risk management programs implemented by the Joint Venture to mitigate the above risks. Western's exposure to operational risks is also managed by maintaining appropriate levels of insurance. To that end, in October 2006, Western placed US$900 million of Property and Business Interruption Insurance, up from US$800 million in 2005 as well as US$100 million of Liability Insurance to protect our ownership interest against losses or damages to the owners' facilities, to preserve our operating income and to protect against our risk of loss to third parties.

      The Project depends on successful operation of facilities owned and operated by third parties. The Joint Venture Owners are party to certain agreements with third parties to provide for, among other things, the following services and utilities:

      o     Pipeline transportation is provided through the Corridor Pipeline;

      o Electricity and steam are provided to the Mine and the Extraction Plant from the Muskeg River cogeneration facility;

      o Transportation of natural gas to the Muskeg River cogeneration facility is provided by the ATCO pipeline;

      o Hydrogen is provided to the Upgrader from the HMU and Dow Chemicals Canada Inc., or Dow; and

      o Electricity and steam are provided to the Upgrader from the Upgrader cogeneration facility.

      All of these third-party arrangements are critical to the successful operation of the Project. Disruptions related to these facilities could have an adverse impact on future financial results.

      Western may be faced with competition from other industry participants in the oil sands business. This could take the form of competition for skilled people, increased demands on the Fort McMurray infrastructure (housing, roads, schools, etc.), or higher prices for the products, equipment and services required to operate and maintain the plant. The Joint Venture has significant expansion plan, and the strong working relationships the Project has developed with the trade unions will be an important factor in its future activities. The Joint Venture's relationship with its employees and provincial building trade unions is important to its future because poor productivity and work disruptions may adversely affect the Project - whether in construction or in operations.

      In 2006, WesternZagros, a wholly-owned subsidiary of Western, announced an initiative to explore for conventional oil and gas in the Federal Region of Kurdistan, in northern Iraq. Oil and gas exploration activities have their own inherent risks. However, risks regarding this initiative are heightened due to the political and economic instability in Iraq. Agreements between the central government an the regional provinces have yet to been finalized, including the petroleum law, which results in risks related to legal, regulatory and tax environments.


Environmental Risks

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". The Project may be a significant producer of some greenhouse gases covered by the treaty. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas production. Future federal legislation, together with existing provincial emission reduction legislation, such as in Alberta's Climate Change and Emissions Management Act, may require the reduction of emissions and/or emissions intensity from the Project. The direct or indirect costs of such legislation may adversely affect the Project. There can be no assurance that future environmental approvals, laws or regulations will not adversely impact the Owners' ability to operate the Project or increase or maintain production or will not increase unit costs of production. Equipment from suppliers that can meet future emission standards or other environmental requirements may not be available on an economic basis, or at all, and other methods of reducing emissions to required levels may significantly increase operating costs or reduce output.

      Western will be responsible for compliance with terms and conditions set forth in the Project's environmental and regulatory approvals and all laws and regulations regarding the decommissioning and abandonment of the Project and reclamation of its lands. The costs related to these activities may be substantially higher than anticipated. It is not possible to accurately predict these costs since they will be a function of regulatory requirements at the time and the value of the equipment salvaged. In addition, to the extent Western does not meet the minimum credit rating required under the Joint Venture Agreement, we must establish and fund a reclamation trust fund. Western currently does not hold the minimum credit rating. Even if we did hold the minimum credit rating, in the future, it may be determined that it is prudent, or be required by applicable laws or regulations, to establish and fund one or more additional funds to provide for payment of future decommissioning, abandonment and reclamation costs. Even if we conclude that such a fund is prudent or required, we may lack the financial resources to do so.

      The Joint Venture Owners have established programs to monitor and report on environmental performance including reportable incidents, spills and compliance issues. In addition, comprehensive quarterly reports are prepared covering all aspects of health, safety and sustainable development on Lease 13 and the Upgrader to ensure that the Project is in compliance with all laws and regulations and that management are accountable for performance set by the Joint Venture Owners.



NON-GAAP FINANCIAL MEASURES

Western includes cash flow from operations per share, netback per barrel, net earnings excluding unrealized gain/(loss), net earnings excluding unrealized gain/(loss) per share and earnings before interest, taxes, depreciation, depletion and amortization, stock-based compensation, accretion on asset retirement obligation, foreign exchange gains and risk management gains ("EBITDAX") as investors may use this information to better analyze our operating performance. Western also includes certain per barrel information, such as realized crude oil sales price and operating costs, to provide per unit numbers that can be compared against industry benchmarks, such as the Edmonton PAR benchmark. The additional information should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Management believes that, in addition to Net Earnings (Loss) per Share and Net Earnings (Loss) Attributable to Common Shareholders (both Canadian GAAP measures), cash flow from operations per share, normalized net earnings, normalized net earnings per share and EBITDAX provide a better basis for evaluating its operating performance, as they both exclude fluctuations on the US dollar denominated Senior Secured Notes, risk management gains (losses) and certain other non-cash items, such as depreciation, depletion and amortization, and future income tax recoveries. In addition, EBITDAX provides a useful indicator of our ability to fund financing costs and any future capital requirements.


CRITICAL ACCOUNTING ESTIMATES

Western's critical accounting estimates are defined as those estimates that have a significant impact on the portrayal of its financial position and operations and that require management to make judgments, assumptions and estimates in the application of Canadian GAAP. Judgments, assumptions and estimates are based on historical experience and other factors that Management believe to be reasonable under current conditions. As events occur and additional information is obtained, these judgments, assumptions and estimates may be subject to change. Our critical accounting policies and estimates have been reviewed and approved by our Audit Committee, in consultation with Management. We believe the following are the critical accounting estimates used in the preparation of our Consolidated Financial Statements. Our significant accounting policies can be found in note 2 to the Consolidated Financial Statements.


Property, Plant and Equipment ("PP&E")

Western capitalizes costs specifically related to the acquisition, exploration, development and construction of the Project and other initiatives. This includes interest, which is capitalized during the construction and start-up phase for each project. Conventional crude oil and in-situ properties are accounted for in accordance with the full cost method, whereby all costs associated with the acquisition of, exploration for and the development of crude oil and in-situ reserves, including asset retirement obligations are capitalized and accumulated within cost centres on a country-by-country basis. Such costs include land acquisition, geological and geophysical activity, drilling and testing of productive and non-productive wells, carrying costs directly related to unproved properties, major development projects and administrative costs directly related to exploration and development activities.

      Depletion on crude oil properties is provided over the life of proved and probable reserves on a unit of production basis and commences when the facilities are substantially complete and after commercial production has begun. Other PP&E assets are depreciated on a straight-line basis over their useful lives, except for lease acquisition costs and certain Mine assets, which are amortized and depreciated over the life of proved and probable reserves. Reserve estimates can have a significant impact on earnings, as they are a key component to the calculation of depletion. A downward revision in the reserve estimate would result in increased depletion and a reduction of earnings.

      PP&E assets are reviewed for impairment whenever events or conditions indicate that their net carrying amount may not be recoverable from estimated future cash flows. If an impairment is identified the assets are written down to the estimated fair market value. The calculation of these future cash flows are dependent on a number of estimates, which include reserves, timing of production, crude oil price, operating cost estimates and foreign exchange rates. As a result, future cash flows are subject to significant Management judgment.


Derivative Financial Instruments

Financial instruments that do not qualify as hedges or have not been designated as hedges under Accounting Guideline 13, are recorded using the mark-to-market method of accounting, whereby instruments are recorded in the Consolidated Balance Sheet as either an asset or a liability with changes in fair value recognized in net earnings. The fair values of such financial instruments are based on an estimate of the amounts that would have been received or paid to settle these instruments prior to maturity. Financial instruments that do qualify as hedges under Accounting Guideline 13, and are designated as hedges, are not recognized on the Consolidated Balance Sheet and gains and losses on the hedge are deferred and recognized in revenues in the period the hedge sale transaction occurs.

Asset Retirement Obligation

Western recognizes an asset and a liability for asset retirement obligations in the period in which they are incurred by estimating the fair value of the obligation. We determine the fair value by first estimating the expected timing and amount of cash flow, using third-party costs that will be required for future dismantlement and site restoration, and then calculating the present value of these future expenditures using a credit adjusted risk free rate appropriate for Western. Any change in timing or amount of the cash flow subsequent to initial recognition results in a change in the asset and liability, which then impacts the depletion on the asset and the accretion charged on the liability. Estimating the timing and amount of third-party cash flow to settle this obligation is inherently difficult and is based on Management's current experience.


Stock-based Compensation Plans

Western recognizes stock-based compensation as part of general and administrative expense in the Consolidated Statements of Operation for all common share options ("options") and Performance Share Units ("PSU's") after January 1, 2003, with a corresponding increase in Contributed Surplus in the Consolidated Balance Sheets. The expense is based upon the fair value of the options and PSU's determined at the grant date utilizing the Black-Scholes option pricing model and the Monte-Carlo Simulation model, respectively. Western also has a Deferred Share Unit Plan which is accounted for on a mark-to-market basis, whereby a liability and compensation expense are recorded for each period based upon the number of Deferred Share Units outstanding and the current market price of Western's shares.

      Western, as an owner of the AOSP, shares in the related costs associated with the AOSP's stock-based compensation plans. The AOSP's plans involve Stock Appreciation Rights which may require settlement with cash payments. The expense recognized as part of operating expense in the Consolidated Statements of Operations and as part of Accounts Payable and Accrued Liabilities in the Consolidated Balance Sheets is determined at the balance sheet date based upon the Black-Scholes option pricing model.


Income Tax

Western follows the liability method of accounting for income taxes whereby future income taxes are recognized based on the differences between the carrying values of assets and liabilities reported in the Consolidated Financial Statements and their respective tax basis. Future income tax assets and liabilities are recognized at the tax rates at which Management expects the temporary differences to reverse. Management bases this expectation on future earnings, which require estimates for reserves, timing of production, crude oil price, operating cost estimates and foreign exchange rates. As a result, future earnings are subject to significant Management judgment and changes.


Employee Future Benefits

Western, as an owner of the AOSP, has a defined benefit pension plan for employees of the AOSP. Costs associated to this plan are determined using the projected benefit method prorated on length of service and reflects the AOSP's best estimate of expected plan investment performance, salary escalation, retirement ages of employees, withdrawal rates and mortality rates. Expected return on plan assets is based on the fair value of those assets and the obligation is discounted using a market interest rate at the beginning of the year based on high quality corporate debt instruments. Pension expense includes the cost of pension benefits earned during the current year, the interest cost on the pension obligations, the expected return on pension plan assets, the amortization of adjustments arising from pension plan amendments and the excess of the net actuarial gain or loss over 10 per cent of the greater of benefits obligation and the fair value of plan assets.


Arrangements Containing a Lease

Western, through its 20 per cent ownership interest in AOSP, is party to a number of long-term third-party arrangements to provide for pipeline transportation of bitumen and upgraded products, and to provide electrical and thermal energy. With the issuance of the Emerging Issues Committee Abstract 150 ("EIC-150"), we are required to determine whether any arrangements agreed to, committed to, or modified after January 1, 2005 contain a lease that is within the scope of CICA Section 3065 "Leases". To date, none of these long-term third-party contracts were agreed to, committed to, or modified after January 1, 2005 and, therefore, we are not required to consider whether they contain a lease that is within the scope of CICA Section 3065. However, the AOSP or Western may request modification of these agreements in the future to meet certain requirements related to the AOSP growth plans. Any modifications may result in certain of these long-term third-party arrangements being treated as capital leases, thereby, increasing both Western's assets and liabilities on its Consolidated Balance Sheet.



CHANGES IN ACCOUNTING POLICY

Stock-based  Compensation  for Employees  Eligible to Retire Before the Vesting
Date

For the year ending December 31, 2006, Western retroactively adopted Emerging Issues Committee Abstract 162 ("EIC-162"). EIC-162 requires the Corporation to recognize stock-based compensation expense for awards granted to employees eligible for retirement under stock-based compensation plans that contain provisions that allow an employee to continue vesting in an award in accordance with the stated vesting terms after the employee has retired. During 2006, the Corporation amended the stock option and performance share unit plans allow an employee to continue vesting in an award in accordance with the stated vesting terms after the employee has retired and, accordingly, stock-based compensation expense of $3.6 million has been included in general and administrative expense, representing the additional compensation expense recognized for employees eligible for retirement during the vesting period. There is no impact to the Consolidated Financial Statements as at December 31, 2005 as no such retirement provisions existed during this period.


Non-monetary Transactions

On January 1, 2006, Western prospectively adopted CICA Handbook Section 3831, "Non-Monetary Transactions" which replaces Section 3830, "Non-Monetary Transactions". Section 3831 establishes standards for the measurement and disclosure of non-monetary transactions. Section 3830 prescribes that exchanges of non-monetary transactions should be measured based on the fair value of the assets exchanged, while providing an exception for non-monetary exchanges in transactions which do not result in the culmination of the earnings process.
Section 3831 eliminates this exception provided in Section 3830 and replaces it with an exception for exchanges of non-monetary assets that do not have commercial substance. A transaction has commercial substance when the entity's future cash flows are expected to change significantly as a result of the transaction. There is no impact on the Consolidated Financial Statements as Western did not have exchanges of non-monetary transactions after January 1, 2006 within the scope of Section 3831.


Implicit Variable Interests under AcG-15

On January 1, 2006, Western adopted Emerging Issues Committee Abstract 157 ("EIC-157"). EIC-157 requires that a reporting enterprise consider whether it holds an implicit variable interest in the Variable Interest Entity ("VIE") or potential VIE. The determination of whether an implicit variable interest exists should also be based on whether the reporting enterprise may absorb variability on the VIE or potential VIE. The Corporation has entered into operating leases, as described in note 19(a) to the Consolidated Financial Statements, with a VIE. These operating leases as structured do not meet the criteria for consolidation by the Corporation and therefore, the adoption of this accounting policy had no impact on Western's Consolidated Financial Statements.


Conditional Asset Retirement Obligations

On January 1, 2006, Western retroactively adopted Emerging Issues Committee Abstract 159 ("EIC-159"). EIC-159 clarifies that the term "conditional asset retirement obligation" as used in CICA 3110, "Asset Retirement Obligations" refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. EIC-159 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated; an entity to apply expected present value technique if certain conditions exist indicating sufficient information to reasonably estimate conditional asset retirement obligation; and that a liability should be recognized initially in the period in which sufficient information becomes available to estimate a conditional asset retirement obligations fair value. There is no impact on the Consolidated Financial Statements from the retroactive adoption of EIC-159.



FUTURE CHANGES IN ACCOUNTING POLICY

Financial Instruments

The CICA issued Section 3855, "Financial Instruments - Recognition and Measurement", which prescribes when a financial instrument is to be recognized on the balance sheet and at what amount - sometimes using fair value, other times using cost-based measures. This Section also specifies how financial instrument gains and losses are to be presented. A financial instrument is any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party. These may include loans and notes receivable and payable, investments in debt and equity securities and derivative contracts such as forwards, swaps and options. Other significant accounting implications arising on adoption of Section 3855 include the initial recognition of certain financial guarantees at fair value on the balance sheet and the requirement to expense or use of the effective interest rate method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 31, 2006. Western will adopt this Section on

January 1, 2007 and does not expect there to be any material impact to the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.


Hedges

The CICA issued Section 3865, "Hedges", which replaces the guidance formerly in
Section 1650, "Foreign Currency Translation" and Accounting Guideline 13, "Hedging Relationships" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 31, 2006. Western plans to adopt this Section on January1, 2007 and does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.


Financial Instruments - Disclosures and Presentations

The CICA issued Section 3862, "Financial Instruments - Disclosures", which modifies the disclosure requirements of Section 3861, "Financial Instruments - Disclosures and Presentation" and Section 3863, "Financial Instruments - Presentations", which carries forward unchanged the presentation requirements for financial instruments of Section3861. Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity's financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset. These Sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Early adoption is permitted at the same time an entity adopts other standards relating to the accounting for financial instruments. Western plans to adopt this Section on January 1, 2007 and does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.


Comprehensive Income

The CICA issued Section 1530, "Comprehensive Income", which established new standards for reporting the display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during the period except those resulting from investments by owners and distributions to owners. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 31, 2006. Earlier adoption is permitted only as at the beginning of a fiscal year ending on or after December 31, 2004. Western plans to adopt this Section on January 1, 2007 and does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.


Equity

The CICA issued Section 3251, "Equity", which replaces Section 3250, "Surplus". It establishes standards for the presentation of equity and changes in equity during a reporting period. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 31, 2006. Western plans to adopt this Section on January 1, 2007 and does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.


Accounting Changes

The CICA issued  Section 1506,  "Accounting  Changes",  which  replaces  former
Section 1506. The Section establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2007. Western plans to adopt this Section on January 1, 2007 and does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.


Determining the Variability to be Considered in Applying AcG-15

The Emerging Issues Committee issued Abstract 163, "Determining the Variability to be Considered in Applying AcG-15", which addresses how an enterprise should determine the variability to be considered in applying AcG-15, "Consolidation of Variable Interest Entities". This Abstract applies to all entities (including newly created entities) with which that enterprise first becomes involved, and to all entities previously required to be analyzed under AcG-15 when a reconsideration event has occurred pursuant to paragraph 11 of AcG-15, beginning the first day of the interim or annual reporting period beginning on or after January 1, 2007. Retrospective application to the date of the initial application of AcG-15, is permitted but not required. Western plans to adopt this Section on January 1, 2007 and does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.


Capital Disclosures

The CICA issued Section 1535, "Capital Disclosures", which establishes new standards for disclosing information about an entity's capital and how it is managed. It requires the disclosure of information about an entity's objectives, policies and processes for managing capital. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Western plans to adopt this Section on January 1, 2008 for the Consolidated Financial Statements.



CONTROLS AND PROCEDURES

Disclosure Controls

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered, reported, processed, summarized and reported to management, including the President and Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), on a timely basis so that appropriate decisions are made regarding public disclosure.

      As of December 31, 2006, an evaluation was carried out, under the supervision of and with the participation of management, including the CEO and CFO, of the effectiveness of our disclosure controls and procedures as defined in Canada in Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings, and in the United States by Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934. Based on that evaluation, the CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective as at December 31, 2006 to ensure that information required to be disclosed by us is accumulated and communicated to the management of Western to allow for timely decisions regarding required disclosure as specified under Canadian and U.S. securities laws.


Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended and in Canada as defined in Multilateral Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and preparation of our financial statements for external purposes in accordance with accounting principles generally accepted in Canada. Our internal control over financial reporting includes those policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and disposition of the assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of our assets are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

      Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control - Integrated Framework.

      There was one exclusion from our evaluation. Our 20 per cent undivided working interest in the AOSP, was excluded from our evaluation as we do not have the ability to dictate or modify this entity's internal control over financial reporting, and we do not have the ability, in practice, to assess those controls. However, we have assessed our internal control over financial reporting with respect to the inclusion of our share of the AOSP and its results of operations in our consolidated financial statements. For further discussion of this exclusion from the scope of our evaluation see "Scope of Management's Report on Internal Control over Financial Reporting" below.

      Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

      Our management's evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006, has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report on page 66 herein.

Scope of Management's Evaluation of Internal Control over Financial
Reporting

Western is the holder of a 20 per cent undivided interest in the AOSP and conducts the operation of the AOSP through a Joint Venture Agreement (the "Agreement") with Chevron, the other 20 per cent interest holder, and Shell, the 60 per cent interest holder. The Agreement is structured such that Shell, as the project administrator and controller of the executive committee of the AOSP, is delegated all managerial responsibilities, including the ability to control operations, create accounts and keep internal controls over the AOSP. Shell charges us our proportionate share of the expenditures and provides us with our proportionate share of saleable synthetic crude which we market directly to third parties.

      Pursuant to the Agreement, and as described below, we have the contractual right to audit Shell's determination of our share of costs and outputs of the AOSP. During our 2006 fiscal year, our 20 per cent undivided working interest in the AOSP comprised 96 per cent of our total Property, Plant and Equipment, 100 per cent of Operating Expenses, 54 per cent of Purchased Feedstocks and Transportation, and 64 per cent of Research and Business Development Expense as at and for the year ended December 31, 2006. However, we do not have the right or ability to dictate or modify the internal control over financial reporting of the AOSP, and we do not have the ability, in practice, to evaluate those controls. Further, we are not able to influence the control environment or control evaluations of the AOSP. As a result, we have excluded the AOSP from our evaluation of internal control over financial reporting relating to the AOSP.

      Pursuant to the Agreement, we have a control structure which includes, among other things, the following:

      o the right to participate in the committee that grants the authority under which all other committees operate including the approval of the annual budget;

      o the right to participate in the committee that reviews operations and capital spending as well as the approval of certain spending and contracts;

      o the right to participate in quarterly accounting and audit committee meetings; and

      o the right to participate in other committees and work groups as needed.

      In addition, we have and we exercise our right to audit, on a routine basis, Shell's determination of our share of costs as noted and outputs of the AOSP. Although these activities do not provide the ability to evaluate the internal control over financial reporting of the AOSP, the foregoing constitutes a control environment for the purposes of evaluating our internal control over financial reporting. Accordingly, despite the exclusion of the AOSP from our management's review, our management has evaluated our internal control over financial reporting with respect to the inclusion of our share of the AOSP and its results in our consolidated financial statements.

      No changes were made in our internal control over financial reporting during the year ended December31, 2006, that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.